

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Karl Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.
2710-200 Granville Street
Vancouver, BC, V6C 1S4
Canada

      Re: International Tower Hill Mines Ltd.
            Form 10-K for the Fiscal Year ended December 31, 2022
            Filed March 8, 2023
            File No. 001-33638

Dear Karl Hanneman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation